Deana L. McPherson, CPA

Executive Vice President,

Chief Financial Officer & Treasurer

January 30, 2026

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Smith & Wesson Brands, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2025
Form 10-Q for the Quarter Ended October 31, 2025
Form 8-K furnished December 4, 2025
File No. 001-31552

To Whom it May Concern,

The following is in response to your letter dated January 16, 2026 (the “Comment Letter”). Smith & Wesson Brands, Inc. (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended April 30, 2025

Note 3, Leases, page F-17

1.
We note your disclosure that as part of the Relocation, on January 31, 2023,

you entered into (i) an assignment and assumption agreement with AOUT, pursuant to which AOUT assumed all of your rights, entitlement, and obligations in, to, and under the Missouri Lease, or the Assignment and Assumption Agreement, and (ii) an amended and restated guaranty in favor of RCS-S&W Facility, LLC, as successor in interest to the Original Missouri Landlord, pursuant to which Smith & Wesson Sales Company was added as a guarantor, or the Amended and Restated Guaranty. We also note that because of the Amended and Restated Guaranty, you continue to account for this lease as you have since prior to the Relocation. Please explain to us how your accounting for the lease complies with the guidance in ASC

842-20-35-14, including how you determined the nature of the sublease that resulted from the assignment.

Company Response: At the time we entered into the Assignment and Assumption Agreement (the “Assignment Agreement”) and related Amended and Restated Guaranty (the “A&R Guaranty”), we evaluated the requirements of ASC 842-20-35-14, noting that, because we have not been relieved of our primary obligation under the head lease and also because the head lessor (RCS-S&W Facility, LLC) has equal recourse to us and the assignee under the Assignment Agreement (American Outdoor Brands, Inc.), we would be required to continue to account for the head lease in the same manner that we had before the effectiveness of the Assignment Agreement.

This conclusion was reached based on the language in the A&R Guaranty that states “[the Company] hereby individually, collectively, jointly and severally: (i) guarantees to the Landlord, its successors and assigns, the full and prompt payment of all amounts due from Tenant to Landlord under and pursuant to said Lease during the Term, and the full performance and observance of all the covenants, terms, conditions and agreements therein provided to be performed and observed by the Tenant, its successors and assigns, under the Lease during the Term; and (ii) agrees that if default shall at any time be made by the Tenant, its successors and assigns, in the payment or in the performance of any of the terms, covenants, provisions or conditions contained in said Lease during the Term, then Guarantor will forthwith make such payments due to the Landlord, its successors and assigns, under the Lease during the Term and will forthwith faithfully perform and fulfill all of such terms, covenants, conditions and provisions arising under the Lease during the Term, including, without limitation, the payment to the Landlord of all actual damages recoverable by Landlord under the Lease as a result of a Tenant Default, but excluding damages that are not recoverable under the Lease as a result of the limitations set forth therein. If Landlord notifies Tenant that it is in default under the Lease during the Term, Landlord shall simultaneously give written notice of such default to Guarantor, at the address set forth herein, and Guarantor shall have the right to remedy such default within the cure periods provided in the Lease; provided, such cure periods shall not commence until Landlord gives Guarantor written notice of such default. Landlord shall accept Guarantor’s cure of any such default, and no Tenant Default shall arise therefrom in the event such default is timely cured.”

We have not been relieved of our primary obligation under the head lease because, should the assignee default on the lease obligations required under the Assignment Agreement, the A&R Guaranty would, effectively, obligate us to ensure “full performance and observance of all the covenants, terms, conditions and agreements therein provided to be performed and observed by the Tenant.” Furthermore, in the event of the assignee’s default, we would accrue these obligations without any need of the head lessor to first seek performance by the assignee.

Form 10-Q for the Quarter Ended October 31, 2025

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 27

2.
We note your disclosure on internal control over financial reporting which indicates that due to a material weakness, internal control over financial reporting was not effective as of October 31, 2025. However, your disclosure does not appear to address your conclusion over disclosure controls and procedures as required by Item 4 of Form 10-Q and Item 307 of Regulation S-K. Please revise future filings to include the required information.

Company Response: We acknowledge the Staff’s comment and will revise future filings accordingly. To the extent that the material weakness remains unremediated, in future filings, we intend to address this comment substantially consistent with the following:

Our Chief Executive Officer and Chief Financial Officer (“certifying officers”) have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of [Reporting Date]. Our certifying officers concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of [Reporting Date].

Form 8-K furnished December 4, 2025

Exhibit 99.1 Earnings Release, page 1

3.
We note from your reconciliation of GAAP financial measures to Non-GAAP financial measures at the end of your earnings release, that you have adjusted most of the measures for Relocation expenses. Please tell us, and revise your disclosure to explain the nature of the amounts included in this adjustment. In this regard we note from your disclosures in the notes to the financial statements in your Form 10-K and Form 10-Qs that the amount of the adjustment in the earnings release appears to exceed the amount recognized as restructuring expenses for the applicable periods.

Please advise. Additionally, we note that your reconciliation on page 7 includes disclosure of several non-GAAP financial measures that have not been discussed in your narrative Non-GAAP disclosure on page 2. Please revise this disclosure to include the reasons why each non-GAAP financial measure presented is useful to investors. See Item 10(e)(1)(i)(C).

Company Response: In addition to the restructuring charges disclosed in the notes to the financial statements, we incurred additional non-recurring third-party wind-down sales and cost of sales related to the closure of an immaterial manufacturing location that was shut down as a result of the restructuring. These amounts are collectively noted as relocation expense in the non-GAAP disclosure on page 2 of our earnings release furnished on December 4, 2025. In future filings, we will 1) explain the nature of the amounts included in any and all non-GAAP adjustments and 2) include the reasons why each non-GAAP financial measure presented is useful to investors.

We acknowledge we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We hope that this resolves the questions as outlined in the Comment Letter. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Deana L. McPherson

Deana L. McPherson, CPA

Executive Vice President, Chief Financial Officer,

and Treasurer